Exhibit 99.2

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	December 31, 2012	March 31, 2013
Assets
Current assets:
Cash and cash equivalents	$138,737	158,716
Investments in marketable securities available-for-sale	172	168
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $16,090 and $15,911 at December 31, 2012 and March 31, 2013, respectively	135,747	136,647
Accounts receivable from related parties, less allowance for sales returns and discounts of $174 and $110 at December 31, 2012 and March 31, 2013,respectively	73,258	53,286
Inventories	116,671	138,331
Deferred income taxes	15,374	13,662
Restricted cash, cash equivalents and marketable securities	74,100	74,100
Prepaid expenses and other current assets	13,029	13,047
Total current assets	567,088	587,957

Investment securities	12,688	17,877
Equity method investments	283	151
Property, plant and equipment, net	52,609	57,580
Deferred income taxes	4,303	4,190
Goodwill	28,138	28,138
Other intangible assets, net	8,143	7,411
Restricted marketable securities	173	168
Other assets	1,173	1,142
	107,510	116,657
Total assets	$674,598	704,614

See accompanying notes to unaudited condensed consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands of US dollars, except share and per share data)

	December 31, 2012	March 31, 2013
Liabilities and Equity
Current liabilities:
Short-term debt	$73,000	73,000
Accounts payable	135,546	149,233
Income taxes payable	9,766	11,867
Deferred income taxes	80	81
Other accrued expenses and other current liabilities	23,725	25,645
Total current liabilities	242,117	259,826
Income taxes payable	591	590
Accrued pension liabilities	242	236
Deferred income taxes	409	288
Other liabilities	3,081	2,020
Total liabilities	246,440	262,960

Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 339,149,508 shares outstanding	107,010	107,010
Additional paid-in capital	104,911	104,320
Treasury shares, 17,549,974 shares at cost	(12,469)	(12,469)
Accumulated other comprehensive loss	(137)	(184)
Unappropriated retained earnings	228,628	242,660
Total Himax Technologies, Inc. stockholders’ equity	427,943	441,337
Noncontrolling interests	215	317
Total equity	428,158	441,654
Commitments and contingencies
Total liabilities and equity	$674,598	704,614

See accompanying notes to unaudited condensed consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income

(in thousands of US dollars, except per share data)

	Three months Ended March 31,
	2012	2013

Revenues:
Revenues from third parties, net	$103,473	131,717
Revenues from related parties, net	63,220	44,019
Total revenues	166,693	175,736

Costs and expenses:
Cost of revenues	128,577	132,551
Research and development	16,699	18,894
General and administrative	3,689	3,929
Sales and marketing	3,264	3,611
Total costs and expenses	152,229	158,985

Operating income	14,464	16,751

Non operating income (loss):
Interest income	85	14
Gains on sale of marketable securities, net	7	(2)
Equity in losses of equity method investees	(72)	(127)
Foreign currency exchange gains (losses), net	(341)	198
Interest expense	(99)	(80)
Other income, net	202	16
	(218)	19
Earnings before income taxes	14,246	16,770
Income tax expense	3,205	4,192
Net income	11,041	12,578
Net loss attributable to noncontrolling interests	272	1,454
Net income attributable to Himax Technologies, Inc. stockholders	$11,313	14,032

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.04
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.04
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.07	0.08
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.07	0.08

See accompanying notes to unaudited condensed consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of US dollars, except per share data)

	Three months Ended March 31,
	2012			2013

Net income		$-	11,041	-	12,578
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period		118	-	(6)	-
Reclassification adjustment for realized losses (gains) included in net income		(7)	111	2	(4)
Foreign currency translation adjustments, net of tax of nil			28		(19)
Net unrecognized actuarial gain (loss), net of tax of nil			(30)		17
Comprehensive income			11,150		12,572
Comprehensive loss attributable to noncontrolling interests			273		1,413
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$		11,423		13,985

See accompanying notes to unaudited condensed consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months Ended March 31,
	2012	2013

Cash flows from operating activities:
Net income	$11,041	12,578
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,313	3,155
Share-based compensation expenses	517	456
Loss on disposal of property and equipment	-	87
Loss (gain) on disposal of marketable securities, net	(7)	2
Unrealized gain on conversion option	(152)	-
Interest income from amortization of discount on investment in corporate bonds	(42)	-
Equity in losses of equity method investees	72	127
Deferred income tax expense	(906)	1,705
Inventories write downs	2,617	2,429
Changes in operating assets and liabilities:
Accounts receivable	(1,809)	(900)
Accounts receivable from related parties	(6,079)	19,970
Inventories	(8,147)	(24,089)
Prepaid expenses and other current assets	(670)	104
Accounts payable	578	13,687
Income taxes payable	4,142	2,099
Other accrued expenses and other current liabilities	(1,531)	(961)
Other liabilities	669	(1,055)
Net cash provided by operating activities	3,606	29,394
Cash flows from investing activities:
Purchase of property and equipment	(1,606)	(4,714)
Purchase of available-for-sale marketable securities	(6,247)	(2,026)
Disposal of available-for-sale marketable securities	6,254	2,024
Purchase of investment securities	(3)	(5,189)
Refund from (increase in) refundable deposits	(24)	16
Release (pledge) of restricted cash and marketable securities	(4)	4
Net cash used in investing activities	(1,630)	(9,885)

See accompanying notes to unaudited condensed consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

(in thousands of US dollars)

	Three months Ended March 31,
	2012	2013

Cash flows from financing activities:
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$332	78
Purchase of subsidiary shares from noncontrolling interests	(1)	-
Proceeds from issuance of new shares by subsidiaries	(3)	390
Payments to repurchase ordinary shares	(6,564)	-
Proceeds from borrowing of short-term debt	84,200	73,000
Repayment of short-term debt	(84,200)	(73,000)
Net cash provided by (used in) financing activities	(6,236)	468
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	2
Net increase (decrease) in cash and cash equivalents	(4,252)	19,979
Cash and cash equivalents at beginning of year	106,164	138,737
Cash and cash equivalents at end of year	$101,912	158,716
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$99	80
Income taxes	$63	108

See accompanying notes to unaudited condensed consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Three Months Ended March 31, 2013 and 2012

Note 1.      The Company and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands.  Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) is a fabless semiconductor solution provider dedicated to display imaging processing technologies.  The Company has two reportable segments, referred to as the “Driver IC segment” and “Non-driver products segment”.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Himax Technologies, Inc. and subsidiaries (collectively, the Company) includes all adjustments (consisting of normal, recurring items) necessary to present fairly our financial position and results of operations and cash flows for the periods presented.   The Company has presented the unaudited condensed consolidated financial statements in accordance with the Article 10 of Regulation S-X and consequently, these financial statements do not include all disclosures required by U.S. generally accepted accounting principles (“US GAAP”).  The condensed consolidated balance sheet at December 31, 2012 was derived from the audited consolidated financial statements of the Company.  These unaudited condensed consolidated financial statements should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2012 as filed with the SEC, which contains the Company’s audited financial statements.  Operating results for the three-month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.
The accompanying unaudited condensed consolidated financial statements include the accounts and operations of the Himax Technologies, Inc. and its majority owned subsidiaries and entities that it has a controlling financial interest.  All significant intercompany balances and transactions have been eliminated in consolidation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

The preparation of unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; allowances for doubtful accounts and sales returns; the valuation of derivatives, deferred income tax assets, property, plant and equipment, inventory, share-based compensation, the fair value of acquired tangible and intangible assets, potential impairment of intangible assets, goodwill, marketable securities and other investment securities and liabilities for employee benefit obligations, and income tax uncertainties and other contingencies.  Management bases its estimates on historical experience and also on assumptions that it believes are reasonable.  Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

Note 2.      Earnings Per Ordinary Share

Basic earnings per ordinary share is computed using the weighted average number of ordinary shares outstanding during the period.  Diluted earnings per ordinary share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period.  Ordinary equivalent shares are ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees.

Basic and diluted earnings per ordinary share have been calculated as follows:

	Three Months Ended
	March 31,
	2012	2013

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$11,313	14,032

Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	344,035	339,940
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.04

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.  For the three months ended March 31, 2012, the unvested 416,065 RSUs (represents 832,130 ordinary shares) which will vest in 2012 and the unvested 627,077 RSUs (represents 1,254,154 ordinary shares) which will vest in 2012 and 2013 were excluded as their effect would be anti-dilutive.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

	Three Months Ended
	March 31,
	2012	2013

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$11,313	14,032

Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	344,035	339,940
Unvested RSUs (in thousands)	-	3,133
	344,035	343,073
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.04

Note 3.      Investments in Marketable Securities Available-for sale

Marketable securities consist of the following:

	December 31, 2012
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	22	-	172

	March 31, 2013
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$151	17	-	168

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2012 and March 31, 2013 is due in one year or less.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Information on sales of available for sale marketable securities for the three months ended March 31, 2012 and 2013 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)

Three months ended March 31, 2012	$6,254	14	(7)
Three months ended March 31, 2013	$2,024	-	(2)

Note 4.      Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the three months ended March 31, 2012 and 2013 follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges (credits) to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Three months ended March 31, 2012	$15,186	-	-	15,186
Three months ended March 31, 2013	$15,186	-	-	15,186

Allowance for sales returns and discounts

Period	Balance at beginning of year	Additions	Amounts utilized	Balance at end of year
	(in thousands)

Three months ended March 31, 2012	$785	1,516	(1,523)	778
Three months ended March 31, 2013	$1,078	469	(712)	835

Note 5.      Equity Method Investments

As of December 31, 2012 and March 31, 2013, equity method investments consisted of the following:

	December 31, 2012		March 31, 2013
	Amount	Holding %	Amount	Holding %

Create Electronic Optical Co., Ltd.	$283	21.11	151	21.11

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Investment accounted for under the equity method is Create Electronic Optical Co., Ltd. (C.E.O.), a camera module supplier.  At investment date, the difference between the carrying amount of the Company’s investment in C.E.O. and the underlying equity in the net assets of C.E.O. was $370 thousand which was resulting from C.E.O.’s identifiable intangible assets and was amortized over 3 years.  At March 31, 2013, the Company had amortized all the excess of cost of such investment in C.E.O. over the Company’s share of the net assets.

As of March 31, 2013, it was not practicable for management to estimate the fair value of the Company’s investments in C.E.O. due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.  However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying value of the investment.

Note 6.     Inventories

As of December 31, 2012 and March 31, 2013, inventories consisted of the following:

	December 31, 2012	March 31,2013
	(in thousands)

Finished goods	$39,988	46,487
Work in process	60,227	65,889
Raw materials	16,424	25,909
Supplies	32	46
	$116,671	138,331

Inventory write-downs were $2,617 thousand and $2,429 thousand for the three months ended March 31, 2012 and 2013, respectively, and are included in cost of revenues.

Note 7.      Other Intangible Assets, Other than Goodwill

	December 31, 2012
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	5,762
Customer relationship	8,100	7 years	6,847
Patents	842	6 years	686
Total	$20,716		13,295
Unamortized intangible assets:
In-process research and development	$722

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

	March 31, 2013
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	6,184
Customer relationship	8,100	7 years	7,136
Patents	842	6 years	707
Total	$20,716		14,027
Unamortized intangible assets:
In-process research and development	$722

Amortization expense for the three months ended March 31, 2012 and 2013, was $532 thousand and $732 thousand, respectively.

Note 8.      Property, Plant and Equipment

	December 31, 2012	March 31, 2013
	(in thousands)

Land	$14,328	14,328
Building and improvements	17,740	18,075
Machinery	31,494	31,805
Research and development equipment	18,020	18,647
Software	10,540	11,809
Office furniture and equipment	7,681	8,322
Others	17,282	17,486
	117,085	120,472
Accumulated depreciation and amortization	(66,420)	(68,051)
Prepayment for purchases of land and equipment	1,944	5,159
	$52,609	57,580

Depreciation and amortization of these assets for the three months ended March 31, 2012 and 2013, were $2,781 thousand and $2,423 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Note 9.     Investment securities, including securities measured at fair value

(a)  Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2012 and March 31, 2013:

	December 31, 2012	March 31,2013
	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$625	625
Chi Lin Technology Co. Ltd.	432	432
Jetronics International Corp.	1,600	1,600
C Company	8,962	8,962
Sumpro Electronics Corp.	-	5,189
eTurboTouch Technology Inc.	477	477
Oculon Optoelectronics Inc.	309	309
Shinyoptics Corp.	283	283
	$12,688	17,877

As of December 31, 2012 and March 31, 2013, it was not practicable for management to estimate the fair values of the Company’s investments in equity listed above due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.  However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

Note 10.    Warranty

The movement in accrued warranty costs for the three months ended March 31, 2012 and 2013 is as follows:

Period	Balance at beginning of year	Additions (reversal) charged to expense	Amounts utilized	Balance at end of year
	(in thousands)

Three Months ended March 31, 2012	$78	45	(65)	58
Three Months ended March 31, 2013	$197	171	(139)	229

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Note 11.   Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign currency items	Unrealized gains/ (losses) on securities	Defined Benefit pension plan	Accumulated other comprehensive income
	(in thousands)

Beginning balance, January 1, 2012	$738	616	(1,188)	166
Net current period change	28	118	(29)	117
Reclassification adjustments:
for losses reclassified into income	-	(7)	-	(7)
Ending balance, March 31, 2012	$766	727	(1,217)	276
Beginning balance, January 1, 2013	$790	27	(954)	(137)
Net current period change	(19)	(6)	(24)	(49)
Reclassification adjustments for gains reclassified into income	-	2	-	2
Ending balance, March 31, 2013	$771	23	(978)	(184)

Note 12.   Defined Benefit Retirement Plan

The net periodic pension cost under the defined benefits plan consisted of the following:

	Three Months Ended March 31,
	2012	2013
	(in thousands)

Service cost	$-	-
Interest cost	13	10
Expected return on plan assets	(12)	(11)
Net amortization	17	14
Net periodic pension cost	$18	13

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Pension expenses recognized under the defined contribution plan were as follows:

	Three Months Ended March 31,
	2012	2013
	(in thousands)

Taiwan operation	$457	496
China operation	154	179
Total pension cost	$611	675

Note 13.    Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Three Months
	Ended March 31,
	2012	2013
	(in thousands)

Cost of revenues	$5	15
Research and development	373	312
General and administrative	62	56
Sales and marketing	77	73
Total compensation recognized in income	$517	456
Income tax benefit	$86	76

(a)      Long-term Incentive Plan

On September 28, 2009, the Company’s compensation committee made grants of 3,577,686 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 55.96% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $6,508 thousand, a subsequent 14.68% will vest on each of September 30, 2010, 2011 and 2012 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On September 28, 2010, the Company’s compensation committee made grants of 3,488,952 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 68.11% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $5,870 thousand, a subsequent 10.63% will vest on each of September 30, 2011, 2012 and 2013 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

On September 7, 2011, the Company’s shareholders approved another long-term incentive plan.  The 2011 plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

On September 28, 2011, the Company’s compensation committee made grants of 2,727,278 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 97.36% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $2,873 thousand, a subsequent 0.88% will vest on each of September 30, 2012, 2013 and 2014 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On September 26, 2012, the Company’s compensation committee made grants of 5,522,279 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 58.36% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $6,286 thousand, a subsequent 13.88% will vest on each of September 30, 2013, 2014 and 2015 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $3.25 per ADS, $2.47 per ADS, $1.1 per ADS and $1.95 per ADS on September 28, 2009, September 28, 2010, September 28, 2011 and September 26, 2012, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2012	1,172,388	$2.68
Granted	5,522,279	1.95
Vested	(3,879,959)	2.10
Forfeited	(177,253)	2.81
Balance at December 31, 2012	2,637,455	1.99
Forfeited	(57,393)	2.02
Balance at March 31, 2013	2,580,062	1.99

As of March 31, 2013, the total compensation cost related to the unvested RSUs not yet recognized was $3,169 thousand.  The weighted-average period over which it is expected to be recognized is 2.26 years.

As of March 31, 2013, the 282,457 and 2,297,605 unvested RSUs were outstanding under 2005 plan and 2011 plan, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Three Months Ended March 31,
	2012	2013
	(in thousands)

Cost of revenues	$5	15
Research and development	367	303
General and administrative	60	57
Sales and marketing	77	73
Total compensation from RSUs	$509	448
Income tax benefit	$86	76

(b)  Non-vested Shares Issued to Employees

On January 1, 2011, 5,346,777 unvested ordinary shares of Imaging Cayman were cancelled in exchange for 1,939,490 unvested ordinary shares of Himax Imaging Ltd. (“Imaging Taiwan”, a consolidated subsidiary) by per ordinary share of Imaging Cayman in exchange for 0.36274 ordinary share of Imaging Taiwan.  The plan will continue to vest according to the original vesting schedule.

During 2011, Imaging Cayman granted non-vested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share.  The shares vest over one year or three years after the grant date.  If employees leave Himax Imaging before completing the service period, Himax Imaging should have the option to buy the vested shares back or not at employees’ original purchase price.  The Company recognized compensation expenses of $5 thousand and $6 thousand for the three month ended March 31, 2012 and 2013, respectively, which were determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share.  Such compensation expense was recorded as research and development expenses, general and administrative expense in the accompanying consolidated statements of income with a corresponding increase to noncontrolling interests in the accompanying consolidated balance sheets.  The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2012	1,877,079	$0.72
Vested	(699,967)	0.72
Forfeited	(821,365)	0.72
Balance at December 31, 2012	355,747	0.72
Vested	(127,486)	0.72
Balance at March 31, 2013	228,261	0.72

As of March 31, 2013, the total compensation cost related to this award not yet recognized was $6 thousand.  The weighted-average period over which it is expected to be recognized is 0.2 years.

(c)  Employee stock options

(i)
On December 20, 2007 and October 20, 2009, board of directors of Himax Media Solutions approved two plans, the 2007 plan and the 2009 plan, respectively, to grant stock options to certain employees.  These two plans authorize grants to purchase up to 6,800,000 shares and 2,300,000 shares, respectively, of Himax Media Solutions’ authorized but unissued ordinary shares.  The exercise price was NT$15 (US$0.464) and NT$10 (US$0.311), respectively.

On November 29, 2011, Himax Media Solutions’ general shareholders’ meeting approved a capital reduction plan to offset its loss by a ratio of 75% and effected on December 12, 2011. Concurrently with the capital reduction plan, the exercise price was changed to NT$60 (US$1.856) and NT$40 (US$1.244), respectively.

All options under these plans have four-year vesting period, 50%, 25% and 25% of each grant will be vested subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $3 thousand and $2 thousand for the three month ended March 31, 2012 and 2013, respectively.  Such compensation expense was recorded as sales and marketing expense, general and administrative expense and research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

At March 31, 2013, there was 1,000 additional shares available for Himax Media Solutions’ grant under 2009 plan.  The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table.  Himax Media Solutions uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable.  Since Himax Media Solutions’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares.  The risk-free rates for the expected term of the options are based on the interest rate of 10 years and 5 years ROC central government bond at the time of grant for the 2007 plan and the 2009 plan, respectively.

	2007	2009
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	39.94%	51.52%
Expected term (years)	4.375	4.375
Risk-free interest rate	2.4776%	2%

Numbers of shares and related data have been retroactively adjusted to reflect the effect of Himax Media Solutions’ capital reduction.  A summary of stock options activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2012	1,541,562	$1.696	1.803
Granted	9,750	1.856
Exercised	-	-
Forfeited	(372,187)	1.721
Balance at December 31, 2012	1,179,125	1.690	0.803
Forfeited	(53,812)	1.628
Balance at March 31, 2013	1,125,313	1.692	0.553
Exercisable at March 31, 2013	1,053,188	1.723

The weighted average grant date calculated value of the options granted in 2007 and 2009 were NT$21.6608 (US$0.672) and NT$5.2 (US$0.160), respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

(ii)
On July 1, 2012, board of directors of Imaging Cayman approved a plan to grant stock options to certain employees.  The plan authorizes grants to purchase up to 2,000,000 shares of Imaging Taiwan’ issued ordinary shares held by Imaging Cayman.  The exercise price was NT$30 (US$1.004).

All options under this plan have four years contractual life and three years vesting period.  Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. Because the exercise price of the option is higher than the estimated fair value of Imaging Taiwan at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table.  Imaging Cayman uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable.  Since Imaging Taiwan’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares.  The risk-free rates for the expected term of the options are based on the interest rate of 3 years ROC central government bond at the time of grant.

2012
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	43.29%
Expected term (years)	3.125
Risk-free interest rate	0.87%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2012	-	$-
Granted	1,115,000	1.004
Exercised	-	-
Forfeited	(65,000)	1.004
Balance at December 31, 2012	1,050,000	1.004	3.50
Granted	15,000	1.004
Balance at March 31, 2013	1,065,000	1.004	3.25

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Note 14.    Equity

In accordance with the Company’s board of director’s resolution on June 20, 2011, the Company authorized another new share buyback program.  The program allows the Company to repurchase up to $25 million of the Company’s ADSs.

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board and to the extent that the articles do not prohibit treasury shares.  Therefore, the Company would hold the treasury shares not been cancelled used for settle future employees awards.

The Company repurchased $13.4 million or 9,488,656 ADSs in the open market at an average price of US$1.41 per ADS as of March 31, 2013.  Among which, 8,774,987 ADSs was held by the Company as of March 31, 2013.

Note 15.   Income Taxes

Substantially all of the Company’s earnings from continuing operations before income taxes are derived from the operations in the ROC and, therefore, substantially all of the Company’s income tax expense (benefit) attributable to income from continuing operations is incurred in the ROC.  Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.

The statutory tax rate applicable to the subsidiaries which located in the Republic of China is 17% in  2012 and 2013.  An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year.  The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

On January 1, 2006, an income basic tax (also known as alternative minimum tax or “AMT”) in accordance with the ROC Income Basic Tax Act (“IBTA”) became effective. The AMT is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the IBTA. In August 2012, the AMT rate for business entities was amended from 10% to 12% effective from 2013.

The applicable combined tax rate of 23.85% for an aggregate calculation of 17% expected income tax and 10% undistributed earning surtax in 2012 and 2013.

The Company calculates interim tax provision in accordance with the guidance for accounting for income taxes in interim periods.  At the end of each interim period, the Company estimates the annual effective tax rate and applies that tax rate to its ordinary year-to-date pre-tax income.  The tax expense or benefit related to significant, unusual or extraordinary discrete events during the interim period is recognized in the interim period in which those events occurred.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

The following table provides details of income taxes:

	Three Months
	Ended March 31,
	2012	2013

Earnings before income tax (in thousands)	$14,246	16,770
Income tax expense (in thousands)	3,205	4,192
Effective tax rate	22.5%	25.0%

The effective tax rate of 25.0% for the three months ended March 31, 2013 was higher than 22.5% for the three months ended March 31, 2012 that was primarily due to a $6.3 million of tax benefit recognized in 2012 related to deductible realized tax losses on investments in subsidiaries due to capital reclassification to offset the accumulated deficit.  In additional, the Company considering income taxes will be increased in 2013 by more revenue and AMT rate was raised to 12% from 2013.

Note 16.   Fair Value Measurement

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2012 and March 31, 2013:

	Fair Value Measurements at December 31, 2012 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$45,000	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	172	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	1,273	-
Total	$45,000	1,445	-
Liabilities:
Short-term debt	$-	73,000	-
Total	$-	73,000	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

	Fair Value Measurements at March 31, 2013 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	$-	168	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	1,268	-
Total	$-	1,436	-
Liabilities:
Short-term debt	$-	73,000	-
Total	$-	73,000	-

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present.  For such financial assets that do not have a quoted market price, management of the Company reviews the current operating performance of the investee based on evaluation of the latest available financial statements, as well as changes in the industry and market prospects based on publicly available information.

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized.  No such impairments were recognized for the three months ended March 31, 2012 and 2013, respectively.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the three months ended March 31, 2012 and 2013.

Note 17.   Related-party Transactions

(a)      Name and relationship

Name of related parties	Relationship

Innolux Corporation (INX)	Principal Owner (1)
Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	The subsidiary of INX
NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of INX
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of INX

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Name of related parties	Relationship

NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of INX
NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of INX
Foshan Chi Mei Logistics Ltd. (CMLC-Foshan)	The subsidiary of INX
Dongguan Chi Hsin Electronics Co., Ltd. (Chi Hsin-Dongguan)	The subsidiary of INX
NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of INX
TPO Displays Japan K.K. (TPO Japan)	The subsidiary of INX
TPO Displays Hong Kong Limited (TPO Hong Kong)	The subsidiary of INX
TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of INX
TPO Displays (Nanjing) Ltd. (TPO-NJ)	The subsidiary of INX
Lakers Trading Ltd. (Lakers)	The subsidiary of INX
(1) Chimei Innolux Corporation (CMI) changed its name as Innolux Corporation from Jan 1, 2013.

(b)      Significant transactions with related parties: Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Three Months
	Ended March 31,
	2012	2013
	(in thousands)

CMO- NingBo	$22,444	17,882
INX	12,987	11,435
CMO- NanHai	17,723	6,578
CME- NingBo	6,090	3,009
Chi Hsin- NingBo	3,214	1,584
Others (individually below 5%)	762	3,531
	$63,220	44,019

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

A breakdown by product type for sales to INX and its affiliates is summarized as follows:

	Three Months
	Ended March 31,
	2012	2013
	(in thousands)

Display driver for large-size applications	$51,131	29,337
Display driver for consumer electronics applications	7,384	11,168
Display driver for mobile handsets	3,960	1,211
Others	745	2,303
	$63,220	44,019

The sales prices with INX and its affiliates are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2012 and March 31, 2013, were as follows:

	December	March
	31, 2012	31, 2013
	(in thousands)

CMO- NingBo	$31,421	24,009
INX	17,319	12,659
CMO- NanHai	13,390	6,876
CME- NingBo	5,947	3,790
Chi Hsin- NingBo	3,210	1,990
Others (individually below 5%)	2,145	4,072
	73,432	53,396
Allowance for sales returns and discounts	(174)	(110)
	$73,258	53,286

The credit terms granted to INX and its affiliates ranged from 30 days to 120 days. The credit terms offered to unrelated third parties ranged from 15 days to 150 days.

Note 18.   Commitments and Contingencies

(a)
As of December 31, 2012, and March 31, 2013 the Company had entered into several contracts for the acquisition of equipment and computer software.  Total contract prices amounted to $15,126 thousand and $6,937 thousand, respectively.  As of March 31, 2012 and 2013, the remaining commitments were $13,876 thousand and $6,595 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

(b)
The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers.  The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.  Contractual obligations resulted from above arrangements approximate $121,010 thousand and $137,616 thousand as of December 31, 2012 and March 31, 2013, respectively.

Note 19.   Segment, Product and Geographic Information

	Three Months Ended March 31, 2012
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$143,765	22,928	166,693
Segment operating income (loss)	$17,965	(3,501)	14,464
Non operating loss, net			(218)
Consolidated earnings before income taxes			$14,246
Significant noncash item:
Share Based Compensation	$427	90	517
Depreciation and amortization	$2,458	855	3,313

	Three Months Ended March 31, 2013
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$151,382	24,354	175,736
Segment operating income (loss)	$20,845	(4,094)	16,751
Non operating income, net			19
Consolidated earnings before income taxes			$16,770
Significant noncash item:
Share Based Compensation	$377	79	456
Depreciation and amortization	$2,025	1,130	3,155

Revenues from the Company’s major product lines are summarized as follow:

	Three Months
	Ended March 31,
	2012	2013
	(in thousands)

Display drivers for large-size applications	$71,373	60,124
Display drivers for mobile handsets applications	37,932	49,677
Display drivers for consumer electronics applications	34,460	41,581
Others	22,928	24,354
	$166,693	175,736

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Three Months Ended March 31,
	2012	2013
	(in thousands)

Taiwan	$88,600	65,661
China	66,477	89,999
Other Asia Pacific (Korea and Japan)	10,248	20,011
Europe (Europe and America)	1,368	65
	$166,693	175,736

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31, 2012	March 31, 2013
	(in thousands)

Taiwan	$51,519	56,628
China	744	698
U.S.	330	212
Korea	16	42
	$52,609	57,580

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Three Months Ended March 31,
	2012	2013
	(in thousands)

INX and its affiliates, a related party	$63,220	44,019
Customer A and its affiliates	18,137	25,942
	$81,357	69,961

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Three Months Ended March 31, 2013 and 2012

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31, 2012	March 31, 2013
	(in thousands)

INX and its affiliates, a related party	$73,432	53,396
Customer A and its affiliates	29,198	36,751
	$102,630	90,147

As of December 31, 2012 and March 31, 2013, allowance for doubtful accounts, sales returns and discounts for those accounts receivable was $342 thousand and $251 thousand, respectively.